June 28, 2016
Mr. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, Mail Stop 4561
Washington, D.C. 20549

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-13703
Dear Mr. Shenk:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated June 15, 2016. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Form 10-K").
Pursuant to the Commission's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Combined Financial Statements, page 48

1.
We note the disclosure in your risk factor "Holdings is dependent on dividends and other distributions from its subsidiaries to meet its obligations...," on page 19. Please tell us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Response
In consideration of Rule 4-08(e)(1), which requires certain disclosures regarding any significant restrictions on the payment of dividends, we note that our current credit facility, consisting of a $1,135.0 million credit agreement that we entered into in December 2011, amended in December 2012 and 2013 and amended and restated on June 30, 2015 (as so amended and restated, the "Amended and Restated Credit Facility") and the indenture governing the $800 million of 5.25% senior unsecured notes due January 15, 2021 (the "2021 Notes") include limitations on Holdings' ability to pay dividends on Holdings' common stock in certain circumstances. Disclosure of such potential limitations is provided in Note 7 to the consolidated financial statements in Item 8. Financial Statements and Supplementary Data of the Form 10-K. Additionally, disclosure of the risks associated with such potential limitations, and the potential impact on Holdings' ability to pay dividends, is provided in Item 1A. Risk Factors and Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities.

Rule 4-08(e)(2) requires the disclosure of undistributed earnings of subsidiaries accounted for by the equity method. In consideration of this rule, we note that none of Holdings' subsidiaries are accounted for by the equity method as all of Holdings' subsidiaries are either wholly owned subsidiaries or are consolidated, consistent with the generally accepted accounting principles in ASC 810 - Consolidation. Disclosure of Holdings' basis of presentation is provided in Note 2 to the consolidated financial statements in Item 8. Financial Statements and Supplementary Data of the Form 10-K.
Rules 4-08(e)(3), 5-04(c) Schedule I and 12-04 require certain disclosures when the restricted net assets of a registrant's subsidiaries exceed 25 percent of the consolidated net assets of the registrant. Restricted net assets of a registrant’s subsidiaries consist of those net assets that are restricted as to transfer to the parent company because the consent of a third party is required. In consideration of Rules 4-08(e)(3), 5-04(c) Schedule I and 12-04, and the guidance in Codification of Staff Accounting Bulletins Topic 6K.2, we note that the restricted net assets of Holdings' subsidiaries do not exceed 25 percent of the consolidated net assets of Holdings. We further note that the sum of these restricted net assets plus the amount of Holdings' proportionate share of the restricted net assets of Holdings' unconsolidated subsidiaries plus Holdings' equity in the undistributed earnings of 50% or less owned persons (investees) accounted for by the equity method (as noted above, none of Holdings' subsidiaries are accounted for by the equity method) likewise do not exceed 25% of Holdings’ consolidated net assets. While the Amended and Restated Credit Facility contains certain restrictive covenants that limit the amount available for distribution in certain circumstances to Holdings and its subsidiaries, to amounts within certain restricted payment thresholds, these limitations only apply in the event that the Company is not in compliance with the maximum senior secured leverage ratio pursuant to the Amended and Restated Credit Facility. As of December 31, 2015, the Company was in compliance with this ratio and such limitations on the amounts available for distribution were not in effect.
Form 8-K Furnished April 27, 2016

1.
You disclose the non-GAAP measure "cash earnings per share," which is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016. Additionally, we note other issues regarding your non-GAAP measure presentation in general that may be inconsistent with this C&DI and Item 10(e) of Regulation S-K, for example, (i) prominence, (ii) most directly comparable GAAP measure, (iii) computation of "free cash flow," (iv) substantiveness of the reason for the measures, and (v) characterization as a performance or liquidity measure, and if a liquidity measure, per share information must not be presented. Please review this guidance when preparing your next earnings release.

Response
We acknowledge the Staff's comment and commit that the presentation of any non-GAAP measures in future earnings releases will conform to the updated Compliance and Disclosure Interpretations provided by the Staff and Item 10(e) of Regulation S-K.
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5136.
Sincerely,

/s/ Mario Centola
Mario Centola
Vice President and Chief Accounting Officer

cc:	Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP